Exhibit (a)(1)(H)

Amendment and Supplement

to the

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

(Including the Associated Stock Purchase Rights)

of

OSI Pharmaceuticals, Inc.

at

$57.50 Net Per Share

by

Ruby Acquisition, Inc.

a wholly-owned subsidiary of

Astellas US Holding, Inc.

a wholly-owned subsidiary of

Astellas Pharma Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT MIDNIGHT, NEW YORK CITY TIME, ON JUNE 2, 2010, UNLESS THE OFFER IS EXTENDED

This offer is being made pursuant to (I) the Offer to Purchase dated March 2, 2010 (as amended and supplemented from time to time, the “Offer to Purchase”), (II) this amendment and supplement to the Offer to Purchase (this “Supplement”) and (III) the accompanying Amended and Restated Letter of Transmittal. The offer is conditioned upon, among other things, there having been validly tendered and not properly withdrawn before the expiration of the offer at least the number of Shares of common stock, par value $.01 per Share (the “Common Stock”), of OSI Pharmaceuticals, Inc. (the “Company”), together with the associated stock purchase rights (the “Rights,” and together with such Shares of Common Stock, the “Shares”), which, together with the Shares then owned by Astellas Pharma Inc. (“Astellas”) and its subsidiaries (including Astellas US Holding, Inc (“Holding”) Ruby Acquisition, Inc. (“Purchaser”)), represents more than 50% of the total number of Shares outstanding calculated on a fully-diluted basis. The offer is also subject to certain other conditions contained in this Supplement. See Section 9 of this Supplement, which sets forth in full the conditions to the Offer.

The Offer is not conditioned on Astellas or Purchaser obtaining financing.

The Board of Directors of the Company has (I) determined that the Agreement and Plan of Merger, dated as of May 16, 2010 (the “Merger Agreement”), among Astellas, Holding, Purchaser and the Company and the transactions contemplated thereby, including the Offer and the Merger, are advisable and in the best interests of the Company and its stockholders, (II) approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (III) recommended that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer, and if required by applicable Delaware law, vote in favor of the adoption of the Merger Agreement.

IMPORTANT

Any stockholder desiring to tender all or any portion of such stockholder’s Shares should either (i) complete and sign the accompanying Amended and Restated Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Amended and Restated Letter of Transmittal and mail or deliver it together with the certificate(s) evidencing tendered Shares, and any other required documents, to the Depositary identified on the back cover of this Supplement or tender such Shares pursuant to the procedure for book-entry transfer set forth in Section 3 of the Offer to Purchase or (ii) request such stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. Any stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such stockholder desires to tender such Shares.

A stockholder who desires to tender Shares and whose certificates evidencing such Shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, may tender such Shares by following the procedure for guaranteed delivery set forth in Section 3 of the Offer to Purchase and Section 2 of this Supplement.

Questions or requests for assistance may be directed to the Information Agent at its address and telephone numbers, or the Dealer Manager at its telephone number, in each case, as set forth on the back cover of this Supplement. Requests for additional copies of this Offer to Purchase, the accompanying Amended and Restated Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent, and copies will be furnished promptly at Astellas’ expense, on behalf of Purchaser. Stockholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer. The Rights are currently evidenced by the certificates representing the Shares, and, by tendering Shares, a stockholder will also tender the associated Rights.

THIS SUPPLEMENT, THE ACCOMPANYING AMENDED AND RESTATED LETTER OF TRANSMITTAL AND THE OFFER TO PURCHASE CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD READ EACH CAREFULLY AND IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

The Dealer Manager for the Offer is:

May 19, 2010

-i-

SUMMARY TERM SHEET

Ruby Acquisition, Inc., an indirect wholly-owned subsidiary of Astellas Pharma Inc., is offering to purchase all outstanding shares of common stock, par value $.01 per share (the “Common Stock”), together with the associated stock purchase rights (the “Rights” and together with the Common Stock, the “Shares”), of OSI Pharmaceuticals, Inc. (the “Company”) for $57.50 net per Share in cash (less any applicable withholding taxes and without interest), upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 2, 2010, (as amended or supplemented from time to time, the “Offer to Purchase”) as modified by this Amendment and Supplement to the Offer to Purchase (this “Supplement”) and the accompanying Amended and Restated Letter of Transmittal (which, together with the Offer to Purchase, the Supplement and any amendments or supplements thereto, collectively constitute the “Offer”). The following are some questions you, as a stockholder of the Company, may have and answers to those questions. This summary term sheet highlights selected information from the Offer to Purchase and this Supplement and may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in the Offer to Purchase, this Supplement and the accompanying Amended and Restated Letter of Transmittal. To better understand our offer to you and for a complete description of the legal terms of the Offer, you should read the Offer to Purchase, this Supplement and the accompanying Amended and Restated Letter of Transmittal carefully and in their entirety. Questions or requests for assistance may be directed to the Information Agent at its address and telephone numbers or the Dealer Manager at its address and telephone number, in each case as set forth on the back cover of this Supplement.

WHY ARE WE SENDING THIS SUPPLEMENT?

There have been recent developments relating to the Offer. On May 16, 2010, we, Astellas and Astellas US Holding, Inc. entered into a merger agreement with the Company and, in accordance with the merger agreement, we increased the price per Share that we are offering to pay from $52.00 to $57.50. We are sending this Supplement in order to offer you the higher price per Share and to inform you of the terms and conditions of the merger agreement. See Sections 8 and 9 of this Supplement.

WHAT DOES THE BOARD OF DIRECTORS OF THE COMPANY THINK OF THE OFFER?

The Company’s Board of Directors has (i) determined that the merger agreement and the transactions contemplated thereby, including the Offer and the merger, are advisable and in the best interests of the Company and its stockholders, (ii) approved and adopted the merger agreement and the transactions contemplated thereby, including the Offer and the merger, and (iii) recommended that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer, and to vote in favor of the adoption of the merger agreement. See the “Introduction” to this Supplement.

HOW MUCH ARE YOU OFFERING TO PAY AND WHAT IS THE FORM OF PAYMENT?

We are offering to pay $57.50 per Share, net to you in cash (less any applicable withholding taxes and without interest), upon the terms and subject to the conditions contained in the Offer to Purchase, this Supplement and the accompanying Amended and Restated Letter of Transmittal. If you are the record owner of your Shares and you tender your Shares in the Offer, you will not have to pay any brokerage fees or similar expenses. If you own your Shares through a broker or other nominee, and your broker tenders your Shares on your behalf, your broker or nominee may charge a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the “Introduction” to each of this Supplement and the Offer to Purchase.

WHAT ARE THE MOST SIGNIFICANT CONDITIONS OF THE OFFER?

The Offer is conditioned upon, among other things, there having been validly tendered and not properly withdrawn prior to the expiration of the Offer, at least the number of Shares that, together with the Shares then owned by Astellas and its subsidiaries (including Holding and Purchaser), represents more than 50% of the total number of Shares outstanding calculated on a fully diluted basis immediately prior to the expiration of the Offer (including, without limitation, all Shares issuable upon exercise of any options, warrants, convertible securities or rights pursuant to any other contractual obligations). The Offer is also subject to certain other conditions described in Section 9 of this Supplement.

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THE OFFER?

You will have until midnight, New York City time, on June 2, 2010 to decide whether to tender your Shares in the Offer, unless we extend the Offer, in which event you will have until the expiration date of the Offer as so extended. If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described in Section 3 of the Offer to Purchase and Section 2 of this Supplement.

CAN THE OFFER BE EXTENDED, AND UNDER WHAT CIRCUMSTANCES?

The merger agreement requires us to extend the period of time during which the Offer remains open until all of the conditions to the Offer have been satisfied or waived; provided that, subject to applicable law, we are not obligated to extend the Offer beyond 120 days after May 16, 2010. In addition, we may, in our sole discretion, also elect to provide a “subsequent offering period” for the Offer if the number of Shares that have been validly tendered (excluding Shares tendered pursuant to the guaranteed delivery procedure) would be insufficient to permit the merger to be effected without a meeting of stockholders in accordance with Delaware law. A subsequent offering period, if we include one, will be an additional period of not less than three business days after we have accepted for payment Shares in the Offer. If necessary and desirable, we may provide for up to two five business day extensions of the subsequent offering period. You will not have withdrawal rights during any subsequent offering period. See Sections 1, 2 and 4 of the Offer to Purchase. See Section 8 of this Supplement.

HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

If we extend the Offer, we will inform ComputerShare Trust Company, N.A., the Depositary for this Offer, of that fact, and will issue a press release providing the new expiration date no later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was previously scheduled to expire. See Section 1 of the Offer to Purchase.

DO YOU HAVE FINANCIAL RESOURCES TO MAKE PAYMENT?

In order to purchase all of the issued and outstanding Shares (other than those, if any, already owned by Astellas and any of its subsidiaries), plus Shares that may be issued pursuant to stock option, stock award and other agreements, pursuant to the Offer, we will need approximately $4 billion. Astellas has sufficient cash on hand and will provide us with funds for our acquisition of all of the Shares of the Company and the subsequent merger between us and the Company. The Offer is not conditioned upon us or Astellas obtaining financing. See Section 5 of this Supplement.

IS PURCHASER’S FINANCIAL CONDITION RELEVANT TO MY DECISION TO TENDER IN THE OFFER?

No. We were organized solely in connection with this Offer and the second-step merger described in the Offer to Purchase and this Supplement and, prior to the expiration of the Offer, have not and will not carry on any activities other than in connection with the Offer and the second-step merger. Because the form of payment consists solely of cash that will be provided to us by Astellas, our financial condition is not relevant to your decision to tender in this Offer. See Section 9 of the Offer to Purchase.

HOW DO I TENDER MY SHARES?

To tender your Shares in the Offer, you must:

•

complete and sign the accompanying Amended and Restated Letter of Transmittal (or a facsimile of the Amended and Restated Letter of Transmittal) in accordance with the instructions in the Amended and Restated Letter of Transmittal and mail or deliver it together with your Share certificates, and any other required documents, to the Depositary as set forth in Section 3 of the Offer to Purchase and Section 2 of this Supplement;

•	tender your Shares pursuant to the procedure for book-entry transfer set forth in Section 3 of the Offer to Purchase; or

•

if your Share certificates are not immediately available or if you cannot deliver your Share certificates, and any other required documents, to the Depositary prior to the expiration of the Offer, or you cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may still tender your Shares if you comply with the guaranteed delivery procedures described in Section 3 of the Offer to Purchase and Section 2 of this Supplement.

IF I ALREADY TENDERED MY SHARES, DO I HAVE TO DO ANYTHING NOW?

No. Shares previously tendered pursuant to the Offer to Purchase, and the previously circulated Letter of Transmittal and any amendments to those documents, and not withdrawn, constitute valid tenders for purposes of the Offer. Therefore, stockholders who have validly tendered and not withdrawn their Shares are not required to take any further action with respect to such Shares in order to receive the increased offer price if Shares are accepted for payment and paid for by us pursuant to the Offer, except as may be required by the guaranteed delivery procedure if that procedure was utilized. See the “Introduction” and Section 3 of the Offer to Purchase and Section 2 of this Supplement.

UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY TENDERED SHARES?

You may withdraw previously tendered Shares any time prior to the expiration of the Offer, including during any extensions of the Offer, and until the time we accept your Shares for payment. Shares tendered during the subsequent offering period, if any, may not be withdrawn. See Section 4 of the Offer to Purchase.

HOW DO I WITHDRAW SHARES I HAVE PREVIOUSLY TENDERED?

For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of this Supplement. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered them. See Section 4 of the Offer to Purchase.

WILL THE TENDER OFFER BE FOLLOWED BY A MERGER IF ALL THE SHARES ARE NOT TENDERED?

If we accept for payment and pay for at least the number of Shares that, when added to Shares already owned by Astellas or any of its subsidiaries, shall constitute more than 50% of the outstanding Shares on a fully diluted basis, the merger agreement (subject to the conditions therein) requires us to merge with and into the

Company. If this second-step merger occurs, the Company will become an indirect wholly-owned subsidiary of Astellas, and each issued and then outstanding Share (other than any Shares held in the treasury of the Company, or owned by Astellas or any of its subsidiaries or held by stockholders of the Company properly seeking appraisal for their Shares) shall be canceled and converted automatically into the right to receive $57.50 per Share in cash, less any applicable withholding taxes and without interest. See the “Introduction” and Section 7 of the Offer to Purchase.

IF THE OFFER RESULTS IN OUR OWNING A MAJORITY OF THE SHARES, WILL THE COMPANY CONTINUE AS A PUBLIC COMPANY?

If the second-step merger occurs, the Company will no longer be publicly owned. Even if the second-step merger does not occur, if we purchase all Shares which have been tendered, there may be so few remaining stockholders and publicly held Shares that the Shares will no longer be eligible to be traded through the NASDAQ Stock Market or any other securities market, there may not be a public trading market for the Shares, and the Company may cease making filings with the Securities and Exchange Commission or otherwise cease being required to comply with Securities and Exchange Commission rules relating to publicly held companies. See Section 7 of the Offer to Purchase.

IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY SHARES?

If you decide not to tender your Shares in the Offer and the second-step merger occurs as described above, the merger will provide you either with the right to receive the same amount of cash per Share as if you had tendered your Shares in the Offer or with appraisal rights which are discussed below. See Section 7 of the Offer to Purchase.

If you decide not to tender your Shares in the Offer and the second-step merger does not occur, and we purchase Shares which have been tendered, there may be so few remaining stockholders and publicly held Shares that the Shares will no longer be eligible to be traded through the NASDAQ Stock Market or any other securities market, there may not be a public trading market for the Shares, and the Company may cease making filings with the Securities and Exchange Commission or otherwise cease being required to comply with Securities and Exchange Commission rules relating to publicly held companies. If we purchase Shares in the Offer, the merger agreement (subject to the conditions therein) requires the proposed second-step merger to occur. Following consummation of the Offer but prior to the second-step merger, or if the second-step merger does not occur as described above, we, Astellas and its affiliates reserve the right at any time, subject to applicable law, to purchase Shares in the open market, through privately negotiated sales or otherwise at any price we or Astellas may determine, whether higher or lower than that paid in the Offer. See Section 7 of the Offer to Purchase.

Following the Offer, it is possible that the Shares might no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which case your Shares may no longer be used as collateral for loans made by brokers. See Section 7 of the Offer to Purchase.

ARE APPRAISAL RIGHTS AVAILABLE IN EITHER THE OFFER OR THE MERGER?

Appraisal rights are not available in connection with the Offer. However, if the proposed second-step merger takes place, appraisal rights will be available to holders of Shares that are not tendered and who do not vote in favor of the merger, subject to and in accordance with Delaware law. A holder of Shares must properly perfect such holder’s right to seek appraisal under Delaware law in connection with the merger in order to exercise appraisal rights under Delaware law. See Section 12 of the Offer to Purchase and Section 7 of this Supplement.

WHAT IS THE MARKET VALUE OF MY SHARES AS OF A RECENT DATE?

On May 14, 2010, the last trading day before we and the Company announced that we had entered into the merger agreement, the last reported sales price of the Shares reported on NASDAQ was $59.80 per Share. On May 18, 2010, the last trading day before the date of this Supplement, the last reported sales price of the Shares reported on NASDAQ was $57.35 per Share. Please obtain a recent quotation for your Shares prior to deciding whether or not to tender.

WHAT ARE THE MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF PARTICIPATING IN THE OFFER?

In general, your sale of Shares pursuant to the Offer and the second-step merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. You should consult your tax advisor about the tax consequences to you of participating in the Offer and the second-step merger in light of your particular circumstances. See Section 5 of the Offer to Purchase.

WITH WHOM MAY I TALK IF I HAVE QUESTIONS ABOUT THE OFFER?

You can call Georgeson Inc., the information agent for the Offer, at (212) 440-9800 (for banks and brokers) or (800) 213-0473 (toll-free) or Citigroup Global Markets Inc., the dealer manager for the Offer, at (877) 633-6351 (toll-free), with any questions you may have. See the back cover of this Supplement.

To the Stockholders of the Company:

INTRODUCTION

The following information (this “Supplement”) amends and supplements the Offer to Purchase dated March 2, 2010 (as amended or supplemented from time to time, the “Offer to Purchase”), of Ruby Acquisition, Inc. (“Purchaser”), a Delaware corporation and a direct wholly-owned subsidiary of Astellas US Holding, Inc. (“Holding”), a Delaware corporation and a direct wholly-owned subsidiary of Astellas Pharma Inc., a corporation formed under the laws of Japan (“Astellas”), pursuant to which Purchaser is offering to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of OSI Pharmaceuticals, Inc., a Delaware corporation (the “Company”), and the associated stock purchase rights (the “Rights,” and together with the Common Stock, the “Shares”) issued pursuant to the Rights Agreement, dated as of September 27, 2000, between the Company and The Bank of New York Mellon, as amended, for $57.50 per Share, net to the seller in cash (less any applicable withholding taxes and without interest), upon the terms and subject to the conditions set forth in the Offer to Purchase, this Supplement and in the accompanying Amended and Restated Letter of Transmittal (which, together with the Offer to Purchase and this Supplement and any amendments or supplements hereto or thereto, collectively constitute the “Offer”). See Section 9 of the Offer to Purchase for additional information concerning Astellas and Purchaser.

This Supplement should be read in conjunction with the Offer to Purchase. Except as otherwise set forth in this Supplement and the accompanying Amended and Restated Letter of Transmittal, the terms and conditions previously set forth in the Offer to Purchase and related Letter of Transmittal remain applicable in all respects to the Offer. Unless the context requires otherwise, all capitalized terms used but not defined in this Supplement have the meanings ascribed to them in the Offer to Purchase.

Procedures for tendering Shares are set forth in Section 3 of the Offer to Purchase, as supplemented by Section 2 of this Supplement.

SHARES PREVIOUSLY VALIDLY TENDERED PURSUANT TO THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL AND NOT WITHDRAWN CONSTITUTE VALID TENDERS FOR PURPOSES OF THE OFFER. STOCKHOLDERS WHO HAVE VALIDLY TENDERED AND NOT WITHDRAWN THEIR SHARES ARE NOT REQUIRED TO TAKE ANY FURTHER ACTION WITH RESPECT TO SUCH SHARES IN ORDER TO RECEIVE THE OFFER PRICE OF $57.50 PER SHARE IF SHARES ARE ACCEPTED FOR PAYMENT AND PAID FOR BY PURCHASER PURSUANT TO THE OFFER, EXCEPT AS MAY BE REQUIRED BY THE GUARANTEED DELIVERY PROCEDURE IF SUCH PROCEDURE WAS UTILIZED.

On May 16, 2010, Purchaser, Holding, Astellas and the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides, among other things, that Astellas or Purchaser will amend the Offer to increase the purchase price per Share in the Offer to $57.50, net to the seller in cash (less any applicable withholding taxes and without interest), and that after the purchase of Shares pursuant to the Offer and the satisfaction or, if permissible, waiver of the other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware (the “DGCL”), Purchaser will be merged with and into the Company (the “Merger”). As a result of the Merger, the Company will continue as the surviving corporation and will become an indirect wholly-owned subsidiary of Astellas. At the effective time of the Merger (the “Effective Time”), each Share then outstanding (other than Shares held by the Company or any subsidiary of the Company, Astellas, Holding, Purchaser or any other direct or indirect wholly owned subsidiary of Astellas and Shares held by stockholders of the Company who shall have demanded properly in writing appraisal for such Shares in accordance with Section 262 of the DGCL) shall be canceled and converted automatically into the right to receive $57.50 per Share in cash (less any applicable withholding taxes and without interest). For a discussion of the material terms of the Merger Agreement, see Section 8 of this Supplement.

THE BOARD OF DIRECTORS OF THE COMPANY HAS (I) DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, ARE ADVISABLE AND IN THE BEST INTERESTS OF THE COMPANY AND ITS STOCKHOLDERS, (II) APPROVED AND ADOPTED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND MERGER, AND (III) RECOMMENDED THAT THE STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER, AND, IF REQUIRED BY APPLICABLE DELAWARE LAW, VOTE IN FAVOR OF THE ADOPTION OF THE MERGER AGREEMENT.

The factors considered by the Company Board in reaching its decision to recommend that the stockholders accept the Offer and tender their shares will be set forth in an amendment to the Company’s Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) to be filed with the SEC. Holders of Shares are urged to, and should, read the Schedule 14D-9 in its entirety when available.

The Offer is conditioned upon, among other things, there having been validly tendered and not properly withdrawn prior to the expiration of the Offer at least that number of Shares that, when added to the Shares then owned by Astellas, Purchaser, or any of Astellas’ other subsidiaries, shall constitute more than 50% of the then outstanding Shares on a fully diluted basis (including, without limitation, all Shares issuable upon the exercise of any options or rights (other than the Rights) (the “Minimum Condition”). The Offer is also subject to certain other conditions contained in this Supplement. See Section 9 of this Supplement, which sets forth in full the conditions to the Offer.

The applicable waiting period under the HSR Act expired at 11:59 p.m., Eastern Daylight Time, on March 18, 2010, thereby satisfying the condition referred to in the Offer to Purchase as the “HSR Condition.”

The Offer is not conditioned upon Astellas or Purchaser obtaining financing.

The Offer to Purchase, this Supplement and the accompanying Amended and Restated Letter of Transmittal contain important information, and should be read carefully in their entirety before you make a decision with respect to the Offer.

THE OFFER

1. Terms of the Offer.

The discussion set forth in Section 1 of the Offer to Purchase is hereby amended and supplemented as follows:

Purchaser has increased the price per Share to be paid in the Offer and in the Merger to $57.50 per Share, net to the seller in cash without interest, less required withholding taxes, from the original offer price of $52.00 per Share. All stockholders whose Shares are validly tendered and not withdrawn (including Shares validly tendered and not withdrawn prior to the date of this Supplement), and accepted for payment on or after the Expiration Date, will receive the increased offer price. The term “Expiration Date” means midnight, New York City time, on June 2, 2010, unless further extended.

The Offer is conditioned upon the satisfaction of the Minimum Condition which Astellas and the Purchaser cannot change or waive without the Company’s prior written consent. All other conditions to the Offer are contained in Section 9 of this Supplement. Purchaser reserves the right (subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement) to amend or waive any one or more of such other terms and conditions of the Offer. See Section  9 of this Supplement.

2. Procedures for Tendering Shares.

The discussion set forth in Section 3 of the Offer to Purchase is hereby amended and supplemented as follows:

Stockholders tendering their Shares may continue to use (i) the Letter of Transmittal previously circulated with the Offer to Purchase dated March 2, 2010 or (ii) the Amended and Restated Letter of Transmittal circulated with this Supplement. Stockholders tendering their Shares according to the guaranteed delivery procedures set forth in Section 3 of the Offer to Purchase may do so using (i) the Notice of Guaranteed Delivery previously circulated with the Offer to Purchase or (ii) the Notice of Guaranteed Delivery circulated with this Supplement.

Although the Letter of Transmittal and Notice of Guaranteed Delivery previously circulated refer only to the Offer to Purchase dated March 2, 2010 (and an offer price of $52.00 per Share), stockholders using such Letters of Transmittal and Notice of Guaranteed Delivery to tender their Shares will nevertheless be deemed to be tendering pursuant to the Offer and will receive the offer price of $57.50 per Share, net to the seller in cash, without interest and less required withholding taxes, for each Share validly tendered and not properly withdrawn and accepted for payment pursuant to the Offer, subject to the terms and conditions of the Offer.

Shares previously validly tendered pursuant to the Letters of Transmittal previously circulated with the Offer to Purchase and not withdrawn constitute valid tenders for purposes of the Offer. Stockholders who have validly tendered and not withdrawn their Shares are not required to take any further action with respect to such Shares in order to receive the offer price of $57.50 per Share if Shares are accepted for payment and paid for by Purchaser pursuant to the Offer, except as may be required by the guaranteed delivery procedure if such procedure was utilized. If you have not already tendered your Shares, please disregard the materials previously delivered to you and use the materials accompanying this Supplement.

3. Price Range of Shares.

The discussion set forth in Section 6 of the Offer to Purchase is hereby amended and supplemented to add the following additional paragraphs:

The last reported high and low sales prices for the Shares on NASDAQ for the periods set forth below, as reported in published financial sources, were:

	High	Low
2010 First Quarter	$60.06	$30.92
2010 Second Quarter (through May 14, 2010)	$60.06	$56.50

On May 14, 2010, the last trading day before we and the Company announced that we had entered into the merger agreement, the last reported sale price of the Shares reported on NASDAQ was $59.80 per Share. On May 18, 2010, the last trading day before the date of this Supplement, the last reported sales price of the Shares reported on NASDAQ was $57.35. Please obtain a recent quotation for your Shares prior to deciding whether or not to tender.

4. Certain Information Concerning the Company.

The discussion set forth in Section 8 of the Offer to Purchase is hereby amended and supplemented to add the following additional paragraph:

Rights Agreement. The Company and the Rights Agent (as defined in the Rights Agreement) have duly executed and delivered to Astellas and Purchaser an amendment to the Rights Agreement, and as a result of such amendment, among other things, (a) neither the Merger Agreement nor any of the transactions contemplated thereby, including the consummation of the Offer or the Merger, will cause the Rights to become exercisable by the holders thereof, (b) none of Astellas or Purchaser or any of their respective Affiliates shall be deemed to be an Acquiring Person (as defined in the Rights Agreement), and (c) the Rights shall automatically terminate on and as of the Effective Time and be void and of no further force or effect, and the holders of the Rights shall thereafter have no rights under the Rights or the Rights Agreement.

5. Source and Amount of Funds.

Section 10 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

Purchaser estimates that approximately $4.1 billion would be required to acquire all of the Company’s presently outstanding Shares, to pay for all outstanding options, restricted stock units and stock appreciation rights whose exercise price is less than $57.50 per share, to discharge the Company indebtedness and to pay fees and expenses related to the Offer and Merger. It is anticipated that all of such funds will be obtained from Astellas’ general corporate funds. Astellas had liquid assets of approximately $5.77 billion as of March 31, 2010, comprised of approximately $3.35 billion in cash and cash equivalents and approximately $2.42 billion of marketable securities (based on an exchange rate of $1 = ¥ 93 as of March 31, 2010).

6. Background of the Offer.

Section 11 of the Offer to Purchase is hereby amended and supplemented as follows:

On March 29, 2010, Astellas and the Company executed a Nondisclosure Agreement pursuant to which Astellas was permitted to review certain confidential and proprietary information of the Company. On April 15, 2010, representatives of Astellas and its advisors and the Company and its advisors held meetings in New York City during which the Company made presentations to Astellas. On April 21, 2010, Astellas and its advisors received a draft merger agreement and was invited to negotiate the terms of a merger agreement and to submit a final bid to the Company. Astellas submitted its proposed revisions to the merger agreement on May 11, 2010, and negotiated the terms of a merger agreement with the Company during the remainder of that week. On May 14, 2010, Astellas submitted a revised offer price of 56.20 per Share. Commencing with the evening of May 14, 2010, representatives of Astellas and the Company participated in a number of telephone calls regarding the proposal made by Astellas. During a telephone conversation on the morning of May 16, 2010, Astellas made a proposal to raise its offer price to $57.50. Later on May 16, 2010, Astellas, Holding, Purchaser and the Company entered into the Merger Agreement which provides for an increased offer to acquire all of the outstanding Shares at an increased offer price of $57.50 per Share, net to the seller in cash (less any applicable withholding taxes and without interest) and, following which, Purchaser will be merged with and into the Company, with the Company surviving the Merger as an indirect wholly-owned subsidiary of Astellas.

Astellas and the Company issued a joint press release on May 16, 2010, announcing execution of the definitive Merger Agreement. On May 17, 2010, Astellas issued a press release announcing the extension of the Offer to midnight, New York City time, on June 2, 2010.

7. Purpose of the Offer; Plans for the Company; Statutory Requirements; Approval of the Merger; Appraisal Rights.

The discussion under the caption “Purpose of the Offer; Plans for the Company” in Section 12 of the Offer to Purchase is hereby amended and supplemented as follows:

The Merger Agreement provides that, after acceptance for payment of the Shares by us pursuant to the Offer, Astellas will be entitled to elect or designate such number of directors of the Company, rounded up to the next whole number, as is equal to the product of the total number of the Company’s directors multiplied by the percentage that the aggregate number of Shares owned by Astellas and its affiliates bear to the total number of Shares then outstanding. Astellas and we intend to exercise our rights under this provision to elect or designate directors who constitute a majority of the directors on the Company’s Board. From and after exercising our rights under this provision, Astellas will also be entitled to designate such number of members to each committee of the Company’s Board, rounded up to the next whole number, that represents at least the same percentage of individuals designated by Astellas to serve as directors of the Company. At all times prior to the Effective Time (as defined in the Merger Agreement), at least three directors of the Company shall be directors who were directors of the Company on the date of the execution of the Merger Agreement and who were selected by members of the Company’s current board of directors (the “Continuing Directors”). If at any time prior to the Effective Time, there are fewer than three Continuing Directors, then the Company Board shall take all necessary action to cause an individual selected by the remaining Continuing Directors to be appointed to serve on the Company Board as a Continuing Director.

Following the election or appointment of Astellas’ designees to the Company Board (the “Control Date”) and until the Effective Time (the “Interim Period”), each of the following actions may be effected only if there are on the Company Board one or more Continuing Directors and such action is approved by a majority of such Continuing Directors (or by such Continuing Director should there be only one): (i) action by the Company with respect to any amendment, supplement, modification, waiver or of any term or condition of the Merger Agreement; (ii) termination of the Merger Agreement by the Company; (iii) extension by the Company of the time for the performance of any of the obligations or other acts of Astellas or Purchaser; (iv) any waiver or assertion of any of the Company’s rights under the Merger Agreement; (v) amendment to the Restated Certificate of Incorporation or Second Amended and Restated Bylaws of the Company; (vi) authorization of any agreement between the Company and any of its affiliates, on the one hand, and Astellas, Purchaser or any of their affiliates on the other hand, or (vii) any other consent or action by the Company with respect to the Offer, the Merger or any of the other transactions contemplated thereby. To the extent permitted under applicable law, during the Interim Period, in addition to any requirements under the Company’s Restated Certificate of Incorporation and Second Amended and Restated Bylaws, any quorum of the Company Board for the purposes of any meeting thereof or transacting of business thereby with respect to the approval of any of the foregoing actions shall be deemed to require the attendance of at least one Continuing Director. The Continuing Directors shall have, and Astellas shall cause the Continuing Directors to have, the authority to retain such counsel (which may include current counsel to the Company or the Company Board) and other advisors with respect to the foregoing actions or otherwise relating to their service on the Company Board at the expense of the Company as reasonably determined by the Continuing Directors, and the authority to institute any action on behalf of the Company to enforce the performance of the Merger Agreement. The Company shall indemnify and advance expenses to, and Astellas shall cause the Company to indemnify and advance expenses to, the Continuing Directors in connection with their service as directors of the Company prior to the Effective Time to the fullest extent permitted by applicable law and as provided in the Merger Agreement.

In addition, promptly following the Control Date, the Merger Agreement requires Holding to withdraw its proposal of a slate of nominees to stand for election as directors of the Company contained in a letter dated March 19, 2010. Notwithstanding the foregoing, if the Merger Agreement is terminated in accordance with its terms, then after such termination nothing in the Merger Agreement shall prevent either party from making any proposal at any meeting of Company stockholders.

The discussion under the captions “Proposed Merger” and “Company Board of Directors and Stockholder Approval” in Section 12 of the Offer to Purchase is hereby amended and supplemented as follows:

Pursuant to the Merger Agreement, after the consummation of the Offer, and subject to the satisfaction or waiver of certain conditions in the Merger Agreement, the Purchaser will merge with and into the Company, and the Company will continue as the surviving corporation of the Merger and will become an indirect wholly-owned subsidiary of Astellas. See Section 8 of this Supplement.

The discussion under the caption “Effect on Company Indebtedness” in Section 12 of the Offer to Purchase is hereby amended and supplemented as follows:

On March 22, 2010, the Company announced that it would redeem, on April 21, 2010, all of the remaining outstanding 2023 Notes pursuant to the terms of the indenture agreement under which the Notes were issued in September 2003. On April 21, 2010, all of the holders of the 2023 Notes, with the exception of $25,000 of the outstanding principal amount, converted the Notes into approximately 1.2 million Shares. As a result of the conversion, we believe that there is currently approximately $275 million principal amount of Company Indebtedness outstanding.

The discussion under the caption “Statutory Requirements” in Section 12 of the Offer to Purchase is hereby amended and supplemented as follows:

Pursuant to the Merger Agreement, the Company Board has taken all actions necessary to render inapplicable to the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, the restrictions on “business combinations” set forth in Section 203 of the DGCL, to the extent such restrictions would otherwise be applicable to the Merger Agreement, the Merger, the Offer and the other transactions contemplated by the Merger Agreement. No other state takeover statute or similar statute or regulation applies to the Merger Agreement, the Merger, the Offer or the other transactions contemplated by the Merger Agreement.

The discussion set forth in Section 12 of the Offer to Purchase is hereby amended and supplemented to add the following to the end of the Section:

Stock Purchase Rights. The Company and the Rights Agent (as defined in the Rights Agreement) have duly executed and delivered to Astellas and Purchaser an amendment to the Rights Agreement, and as a result of such amendment, among other things, (a) neither the Merger Agreement nor any of the transactions contemplated thereby, including the consummation of the Offer or the Merger, will cause the Rights to become exercisable by the holders thereof, (b) none of Astellas or Purchaser or any of their respective Affiliates shall be deemed to be an Acquiring Person (as defined in the Rights Agreement), and (c) the Rights shall automatically terminate on and as of the Effective Time and be void and of no further force or effect, and the holders of the Rights shall thereafter have no rights under the Rights or the Rights Agreement.

8. The Merger Agreement.

The following is a summary of the material terms of the Merger Agreement, a copy of which was filed with the SEC as Exhibit (d)(1) to Amendment No. 9 to the Tender Offer Statement on Schedule TO filed by Astellas with the SEC on May 17, 2010 in connection with the Offer, and is incorporated herein by reference. The Merger Agreement should be read carefully and in its entirety for a more complete description of the matters summarized below. Capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement.

The Offer. The Merger Agreement provides that Astellas or Purchaser will, within five business days of the date of the Merger Agreement, amend the Offer to reflect the execution and terms of the Merger Agreement. Purchaser’s obligation to accept for payment Shares tendered pursuant to the Offer is subject to the satisfaction of the Minimum Condition and the satisfaction or waiver of the other conditions described in Section 9 of this

Supplement. Purchaser and Astellas have reserved the right to increase the Offer Price and to waive or make any other changes to the terms and conditions of the Offer, provided that, without the prior written consent of the Company, Purchaser and Astellas have agreed not to (A) amend or waive the Minimum Condition or (B) make any change to the Offer that (i) changes the form of consideration to be delivered by Purchaser, (ii) decreases the Offer Price, (iii) decreases the number of Shares to be purchased by Purchaser in the Offer, (iv) imposes conditions to the Offer in addition to those set forth in Section 9 of this Supplement, (v) amends the Offer Conditions so as to broaden the scope of the Offer Conditions, (vi) except as provided in the Merger Agreement, extends the Expiration Date beyond June 2, 2010, or (vii) otherwise amends, modifies or supplements any of the terms of the Offer in a manner that is adverse to the holders of Shares. Subject to the terms of the Offer and the Merger Agreement and the satisfaction or waiver of the conditions described in Section 9 of this Supplement, Purchaser will accept for payment and pay for any and all Shares validly tendered and not validly withdrawn pursuant to the Offer promptly after the Expiration Date.

Expiration Date; Subsequent Offering Period. Subject to the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at midnight, New York City time, on June 2, 2010 (the “Initial Expiration Date”), or if the Initial Expiration Date has been extended in accordance with the Merger Agreement, the date on which the Offer has been so extended (the Initial Expiration Date, or such later date to which the Initial Expiration Date has been extended in accordance with the Merger Agreement, the “Expiration Date”). Notwithstanding anything to the contrary contained in the Merger Agreement, but subject to the parties’ respective termination rights under Section 8.1 of the Merger Agreement, (i) if, at the time of any then scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, then, subject to the parties’ respective termination rights under Section 8.1, Purchaser shall extend the Offer on one or more occasions, for additional successive periods of up to ten (10) Business Days per extension (with the length of such periods to be determined by Astellas upon consultation with the Company), until all Offer Conditions are satisfied or validly waived in order to permit the Acceptance Time to occur; provided, however, that in no event shall Purchaser be required to extend the Offer beyond the Outside Date or if, in the reasonable discretion of Astellas and Purchaser, any Offer Condition is not reasonably capable of being satisfied on or before the Outside Date, and (ii) Purchaser shall extend the Offer from time to time for any period required by any rule, regulation, interpretation or position of the SEC or the staff of the SEC or the NASDAQ Stock Market applicable to the Offer; provided, however, that in no event shall Purchaser be required to extend the Offer beyond the Outside Date. Purchaser may, in its sole discretion (and without the consent of the Company or any other person), elect to provide for a subsequent offering period (and up to two five Business Day extensions thereof) (a “Subsequent Offering Period”) in accordance with Rule 14d–11 under the Exchange Act if, as of the commencement of such period, the number of Shares that have been validly tendered (excluding Shares tendered pursuant to the guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of the guarantee), and not properly withdrawn pursuant to the Offer would be insufficient to permit the Merger to be effected without a meeting of stockholders of the Company in accordance with Section 253(a) of the DGCL. Purchaser shall not terminate or withdraw the Offer prior to the Outside Date without the prior written consent of the Company, unless the Merger Agreement is earlier terminated pursuant to Article VIII thereof.

Schedule 14D-9. The Merger Agreement provides that the Company will file with the SEC an amendment to its Schedule 14D-9 reflecting the recommendation of the Board that holders of Shares tender their Shares into the Offer, and will disseminate the Schedule 14D-9 as required by Rule 14d-9 under the Exchange Act. Subject to Section 5.2 of the Merger Agreement, the Schedule 14D-9 will set forth that the Board of Directors has (i) determined that the Merger Agreement and the transactions contemplated thereby, including each of the Offer and the Merger, are advisable and in the best interests of the Company and its stockholders, (ii) approved and adopted the Merger Agreement and the transactions contemplated thereby, including each of the Offer and the Merger, and (iii) recommended that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer, and, if required by applicable Delaware law, vote in favor of the adoption of the Merger Agreement (the “Company Board Recommendation”).

Company Board Representation. After Purchaser initially accepts for payment Shares validly tendered and not withdrawn pursuant to the Offer (the “Acceptance Time”) and at all times thereafter, Astellas shall be entitled to elect or designate, to serve on the Company Board, the number of directors, rounded up to the next whole number, determined by multiplying: (i) the total number of directors on the Company Board (giving effect to any increase in the size of the Company Board effected pursuant to the Merger Agreement); by (ii) a fraction having a numerator equal to the aggregate number of Shares then beneficially owned by Astellas, Holding or Purchaser (including all Shares accepted for payment pursuant to the Offer), and having a denominator equal to the total number of Shares then issued and outstanding. Promptly following Astellas’ request after the Acceptance Time, the Company shall cause Astellas’ designees to be elected or appointed to the Company Board, including seeking and accepting resignations of incumbent directors and, if such resignations are not obtained, increasing the size of the Company Board. From and after the Acceptance Time, to the extent requested by Astellas, the Company shall also, to the maximum extent permitted by applicable Law (including the rules of the Nasdaq Global Select Market), cause individuals designated by Astellas to constitute the number of members, rounded up to the next whole number, on each committee of the Company Board that represents at least the same percentage as individuals designated by Astellas represent on the Company Board. Notwithstanding the foregoing, at all times prior to the Effective Time, the Company, Astellas and Purchaser shall cause the Company Board to include, at all times prior to the Effective Time, at least three of the members of the Company Board, selected by the members of the Company Board, who were directors of the Company on the date of the Merger Agreement (“Continuing Directors”), each of whom shall be an “independent director” as defined by Rule 4200(a)(15) of the Nasdaq Marketplace Rules and eligible to serve on the Company’s audit committee under the Exchange Act and Nasdaq rules; provided, however, that if at any time prior to the Effective Time there shall be less than three (3) Continuing Directors serving as directors of the Company for any reason, then the Company Board shall, subject to the following sentence, take all necessary action (including creating a committee of the Company Board) to cause an individual selected by the remaining Continuing Directors (or Continuing Director, if there shall be only one (1) Continuing Director remaining) who satisfies the foregoing independence requirements and who is not an officer, director, stockholder or designee of Astellas or any of its Affiliates to be appointed to serve on the Company Board (and such individual shall be deemed to be a Continuing Director for all purposes under the Merger Agreement).

Following the election or appointment of Astellas’ designees to the Company Board as provided above (the date of such election or appointment, the “Control Date”) and until the Effective Time, each of the following actions may be effected only if there are on the Company Board one or more Continuing Directors and such action is approved by a majority of such Continuing Directors (or by such Continuing Director should there be only one): (i) action by the Company with respect to any amendment, supplement, modification, waiver or of any term or condition of the Merger Agreement; (ii) termination of the Merger Agreement by the Company; (iii) extension by the Company of the time for the performance of any of the obligations or other acts of Astellas or Purchaser; (iv) any waiver or assertion of any of the Company’s rights under the Merger Agreement; (v) amendment to the Restated Certificate of Incorporation or Second Amended and Restated Bylaws of the Company; (vi) authorization of any agreement between the Company and any of its affiliates, on the one hand, and Astellas, Purchaser or any of their affiliates on the other hand, or (vii) any other consent or action by the Company with respect to the Offer, the Merger or any of the other transactions contemplated thereby. To the extent permitted under applicable law, during the Interim Period, in addition to any requirements under the Company’s Restated Certificate of Incorporation and Second Amended and Restated Bylaws, any quorum of the Company Board for the purposes of any meeting thereof or transacting of business thereby with respect to the approval of any of the foregoing actions shall be deemed to require the attendance of at least one Continuing Director. The Continuing Directors shall have, and Astellas shall cause the Continuing Directors to have, the authority to retain such counsel (which may include current counsel to the Company or the Company Board) and other advisors with respect to the foregoing actions or otherwise relating to their service on the Company Board at the expense of the Company as reasonably determined by the Continuing Directors, and the authority to institute any action on behalf of the Company to enforce the performance of the Merger Agreement. The Company shall indemnify and advance expenses to, and Astellas shall cause the Company to indemnify and advance expenses to, the Continuing Directors in connection with their service as directors of the Company prior to the Effective Time to the fullest extent permitted by applicable law and in accordance with the terms of the Merger Agreement.

The Merger Agreement also provides that promptly following the Control Date, Holding shall withdraw its proposal of a slate of nominees to stand for election as directors of the Company contained in a letter dated March 19, 2010.

Top-Up Option. Pursuant to the Merger Agreement, the Company has granted to Astellas and the Purchaser an irrevocable option (the “Top-Up Option”) to purchase from the Company an aggregate number of newly-issued Shares equal to the lesser of (i) the number of Shares that, when added to the number of Shares owned by Astellas or Purchaser or any other Subsidiaries of Astellas at the time of exercise of the Top-Up Option, constitutes one Share more than 90% of the sum of the Adjusted Outstanding Share Number plus such additional shares that would be outstanding immediately after issuance of all Shares subject to the Top-Up Option and (ii) the aggregate number of shares of Company Common Stock that the Company is authorized to issue under its Restated Certificate of Incorporation but that are not issued and outstanding (and are not subscribed for or otherwise committed to be issued under the Equity Compensation Plans, upon conversion of the Convertible Notes or otherwise) at the time of exercise of the Top-Up Option. For purposes of the Merger Agreement, the “Adjusted Outstanding Share Number” shall be the sum of (x) the aggregate number of Shares issued and outstanding immediately prior to the Acceptance Time, plus (y) the sum of (A) the aggregate number of Shares issuable upon the exercise of all Company Options and conversion of all Company RSUs, Company DSUs and other rights to acquire Shares that are outstanding immediately prior to the acceptance of Shares for payment pursuant to the Offer and that are vested and exercisable or may become vested and exercisable prior to the Effective Time, plus (B) the aggregate number of Shares issuable upon conversion of all Convertible Notes that are outstanding immediately prior to the Acceptance Time and that are convertible into such Shares or may become convertible into such Shares prior to the Effective Time. The Top-Up Option will be exercisable only after the Acceptance Time; provided that the Top-Up Option shall terminate upon the earlier of (i) the fifth (5th) Business Day after the later of (x) the Acceptance Time and (y) the expiration of any “subsequent offering period” and (ii) the termination of the Merger Agreement in accordance with its terms. The aggregate purchase price payable for Shares being purchased by Astellas or Purchaser pursuant to the Top-Up Option shall be determined by multiplying the number of such Shares by the Offer Price and shall be payable, at the election of Astellas, in cash or by delivery of a promissory note to the Company.

The Merger; Merger Consideration. Pursuant to the Merger Agreement, after the consummation of the Offer, and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, the Purchaser will merge with and into the Company and the Company will continue as the surviving corporation of the Merger and will become an indirect wholly-owned subsidiary of Astellas. At the effective time of the Merger, each issued and outstanding Share (other than those owned by the Company, any subsidiary of the Company, Astellas, the Purchaser or any other wholly-owned subsidiary of Astellas, and other than those held by stockholders who have perfected their statutory rights of appraisal under Section 262 of the DGCL), will be converted into the right to receive (upon compliance with the exchange procedures set forth in the Merger Agreement) the Offer Price in cash, without interest and subject to any required withholding taxes.

Representations and Warranties. The Merger Agreement contains customary representations and warranties of the parties, including representations by the Company as to the Company’s organization, capital structure, corporate authority, consents and approvals, filings with the SEC, absence of certain changes or events, litigation, employee benefits, taxes, material contracts, intellectual property, compliance with laws, regulatory matters, the Schedule 14D-9, investment banker fees, opinions of financial advisors, Section 203 of the DGCL and other state takeover statutes and the Rights Agreement.

Conduct of Business by the Company Pending the Merger. Pursuant to the Merger Agreement, the Company has agreed that until the earlier to occur of the Control Date or the Effective Time of the Merger (such earlier time the “Changeover Time”), the business of the Company and its Subsidiaries will be conducted in all material respects in the ordinary course of business consistent with past practice, and the Company and its Subsidiaries will use their commercially reasonable efforts to preserve their current business organizations, to maintain in effect all material governmental permits pursuant to which the Company or any of its Subsidiaries currently operate, to maintain in effect their existing relations with material customers, suppliers, distributors and others having significant business dealings with them, and to comply in all material respects with all Laws, orders and permits applicable to them. The Company’s operations prior to the Changeover Time are further restricted by specific covenants, subject to certain exceptions and materiality standards and thresholds, limiting the Company’s ability to, among other things, amend its governing documents, split, combine or reclassify its outstanding shares of capital stock, declare or pay dividends, repurchase or redeem shares of its capital stock, increase compensation, amend or terminate employee benefit plans or any outstanding stock options or similar grants, dispose of businesses or assets, make any material changes in accounting principles or practices, issue any shares of capital stock or options, warrants or similar rights to acquire shares of capital stock, make material capital expenditures, make material loans, advances to or investments in any other person, cancel or terminate material insurance policies, commence or settle any lawsuit, incur indebtedness for borrowed money, amend or modify any material agreement relating to intellectual property, sell, license or otherwise transfer or encumber any rights or assets related to any pharmaceutical composition or product containing erlotib as an active ingredient (including Tarceva®) in all dosage forms and all presentations and for all indications (the “Commercial Product”), amend or modify material contracts, change tax elections or file amended tax returns, adopt a plan of liquidation, dissolution, merger, consolidation, restructuring or recapitalization, enter into, amend, modify or supplement agreements with any officer or director, or take any action that would reasonably be expected to result in the conditions to the Merger not being satisfied.

No Solicitation. The Merger Agreement provides the Company will not, and will use reasonable efforts to cause its Representatives not to, directly or indirectly, (i) knowingly solicit or initiate any Alternative Transaction Proposal, (ii) provide any information or data to any person relating to or in connection with an Alternative Transaction Proposal, (iii) engage in any discussions or negotiations concerning an Alternative Transaction Proposal, or otherwise knowingly take any action to facilitate or encourage any effort or attempt to make or implement an Alternative Transaction Proposal (including providing the approval required under the Rights Agreement or Section 203 of the DGCL, amending the Rights Agreement, or failing to enforce or amending any standstill or similar agreement), (iv) approve, recommend, agree to or accept, or propose publicly to approve, recommend, agree to or accept, any Alternative Transaction Proposal, (v) approve, endorse or recommend, agree to or accept, or propose to approve, endorse, recommend, agree to or accept, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement related to any Alternative Transaction Proposal or (vi) except as permitted by the Merger Agreement, withdraw, modify or otherwise change in a manner adverse to Astellas or the Purchaser the Company Board Recommendation. The Company agrees that it and its Representatives will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any persons conducted heretofore with respect to any Alternative Transaction Proposal (except with respect to the transactions contemplated by the Merger Agreement) and request the destruction or return of any information provided under any nondisclosure or similar agreements with any party other than the Confidentiality Agreement between Astellas and the Company (the “Confidentiality Agreement”).

As promptly as practicable (and in any event within twenty-four (24) hours) after receipt of any Alternative Transaction Proposal or any request for nonpublic information or any inquiry relating in any way to, or that could reasonably be expected to result in, an Alternative Transaction Proposal, the Company shall provide Astellas with written notice of the material terms and conditions of such Alternative Transaction Proposal, request or inquiry including the identity of the person or group of persons making such Alternative Transaction Proposal (the “Acquiring Person”) and copies of any related correspondence and written material provided to the Company and written summaries of any related material oral communications. In addition, the Company shall provide Astellas as promptly as possible (and in any event within twenty-four (24) hours) with written notice setting forth all such information as is reasonably necessary to keep Astellas informed in all material respects of all communications regarding, and the status and details (including copies of any correspondence and written material provided to the Company and material amendments or proposed material amendments) of, any such Alternative Transaction Proposal, request or inquiry.

Notwithstanding anything to the contrary contained in the Merger Agreement, in the event that, prior to the Acceptance Time, the Company receives an unsolicited, bona fide written Alternative Transaction Proposal not resulting from a breach of the Merger Agreement which is determined (in accordance with the Merger Agreement) to be, or, in the good faith determination of the Company Board, is reasonably likely to become, a Superior Proposal, it may then take the following actions (but only if and to the extent that (x) the Company Board has concluded in good faith, after consultation with its outside legal counsel, that the failure to do so would be inconsistent with its fiduciary obligations under applicable law and (y) the Company has given Astellas at least two (2) Business Days prior written notice of its intention to take such actions and of the identity of the Acquiring Person making such Alternative Transaction Proposal and the material terms and conditions of such Alternative Transaction Proposal (including copies of all documents relating thereto)):

(i) Furnish nonpublic information to the Acquiring Person making such Alternative Transaction Proposal, provided that (A) prior to furnishing any such nonpublic information, the Company receives from such Acquiring Person an executed confidentiality agreement containing terms at least as restrictive with respect to such Acquiring Person as the terms contained in the Confidentiality Agreement and (B) simultaneously with providing such Acquiring Person with any material not previously provided to Astellas, provide Astellas with such materials; and

(ii) Engage in discussions or negotiations with such Acquiring Person with respect to such Alternative Transaction Proposal.

Notwithstanding anything in the Merger Agreement to the contrary, at any time prior to the Acceptance Time, the Company Board may, if it concludes in good faith (after consultation with its outside legal advisors) that the failure to do so would be inconsistent with its fiduciary duties under applicable law, withdraw, modify or change the Company Board Recommendation in a manner adverse to Astellas and Purchaser (a “Change of Recommendation”); provided that prior to any such Change of Recommendation, the Company shall have given Astellas and Purchaser prompt written notice advising them of the decision of the Company Board to take such action and the reasons therefor, including, in the event the decision relates to an Alternative Transaction Proposal, the material terms and conditions of the Alternative Transaction Proposal; and provided further that in the event the decision relates to an Alternative Transaction Proposal: (i) the Company shall have given Astellas and Purchaser two (2) Business Days after delivery of such notice to propose revisions to the terms of the Merger Agreement (or make another proposal) and if Astellas and Purchaser propose to revise the terms of the Merger Agreement, the Company shall have, during such period, negotiated in good faith with Astellas and Purchaser with respect to such proposed revisions or other proposal (it being agreed that any material changes to any Alternative Transaction Proposal, including any changes to the financial terms of such Alternative Transaction Proposal, shall require a new notice and a new two (2) Business Day period for negotiations); and (ii) the Company Board shall have determined in good faith, after considering the results of such negotiations and giving effect to the proposals made by Astellas and Purchaser, if any (the “Revised Proposal”), that such Alternative Transaction Proposal constitutes a Superior Proposal and in any event that failure to do so would be inconsistent with its fiduciary duties under applicable Law. In the event the Company Board does not make the determination referred to in clause (ii) of this paragraph and thereafter determines to withdraw, modify or change the Company Board Recommendation, the procedures referred to above shall apply anew and shall also apply to any subsequent withdrawal, amendment or change.

Nothing in the Merger Agreement shall prohibit the Company from (i) issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act (after providing prior written notice thereof to the Astellas) or (ii) taking and disclosing to its stockholders any position contemplated by Rule 14e-2(a) and Rule 14d-9 promulgated under the Exchange Act or from making any disclosure to the Company’s stockholders (in each case under this clause (ii), that is not a Change of Recommendation, except as permitted by the Merger Agreement) if the Company Board (after consultation with its legal advisors), concludes that its failure to do so would be inconsistent with its fiduciary duties under applicable law.

As used in the Merger Agreement, the following terms shall have the following meanings:

(i) “Alternative Transaction” with respect to the Company, shall mean any of the following transactions: (i) any transaction or series of related transactions with one or more third persons involving: (A) any purchase from such party or other acquisition (whether direct or indirect, or by way of a merger, share exchange, consolidation, business combination, consolidation or other transaction) by any person or “group” of persons (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a 17.5% interest in the total outstanding voting securities of such party or any of its Subsidiaries (including through securities convertible, exercisable or exchangeable into voting securities) or any tender offer or exchange offer that if consummated would result in any person or group of persons beneficially owning 17.5% or more of the total outstanding voting securities of such party or any of its Subsidiaries or any merger, consolidation, business combination or similar transaction involving such party or any of its Subsidiaries, or (B) any sale, lease exchange, transfer, license, acquisition or disposition of more than 17.5% of the assets of such party and its Subsidiaries, taken as a whole, or (ii) any liquidation or dissolution of such party;

(ii) “Alternative Transaction Proposal” shall mean any offer, inquiry, proposal or indication of interest (whether binding or non-binding and whether or not in writing) to the Company or its stockholders relating to an Alternative Transaction; and

(iii) “Superior Proposal” means an unsolicited, bona fide written Alternative Transaction Proposal made by a third person to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, consolidation or other business combination or acquisition transaction, (A) all or substantially all of the assets of the Company or (B) more than 50% of the outstanding voting securities of the Company and, which the Company Board has in good faith determined (taking into account, among other things, (1) its consultation with its outside legal counsel and its financial advisors and (2) the terms and conditions of such Alternative Transaction Proposal and the Merger Agreement (or, if applicable, a Revised Proposal), to be more favorable, from a financial point of view, to the Company’s stockholders, than the terms of the Merger Agreement (or, if applicable, a Revised Proposal) and to be reasonably likely to be consummated on the terms proposed, taking into account all legal, financial, regulatory and other aspects of such Alternative Transaction Proposal, including the financing terms thereof.

Filing; Other Actions. Upon the terms and subject to the conditions set forth in the Merger Agreement, each of the parties agrees to use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things, necessary, proper or advisable on its part to consummate and make effective, in the most expeditious manner practicable, the Offer, the Merger and the other Transactions, including using commercially reasonable efforts to accomplish the following: (i) the taking of all acts necessary to cause the Offer Conditions to be satisfied as promptly as practicable, (ii) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities and the making of all necessary registrations and filings (including filings with Governmental Entities) and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, and (iii) the obtaining of all necessary consents, approvals or waivers from third parties. In connection with and without limiting the foregoing, the Company and Astellas shall (i) promptly, but in no event later than ten (10) Business Days after the date hereof, make their respective filings and thereafter make any other required submissions under the European Community Merger Regulation and any other applicable filings or notifications under the antitrust, competition or similar laws of any foreign jurisdiction (the “Foreign Filings”) and (ii) promptly (but in no event later than ten (10) Business Days after the date hereof) file any regulatory applications (the “Regulatory Applications”) required to be filed in connection with the Offer, the Merger and the other Transactions and respond as promptly as practicable to any additional requests for information received from any Governmental Entity by any party. Each party shall cooperate with the other party to the extent necessary to assist the other party in the preparation of the Foreign Filings and the Regulatory Applications and, if requested, to promptly amended or furnish additional information thereunder. The parties acknowledge that on March 3, 2010 Astellas, Holding and Purchaser made their filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) with respect to the transactions contemplated by the Merger Agreement and on March 12, 2010 the Company made its filings under the HSR Act with respect to such transactions, and that the waiting period under the HSR Act applicable to the Offer expired on March 18, 2010 and that, to their respective knowledge, no Foreign Filings are required.

Astellas shall, and shall cause its Subsidiaries to, take all actions necessary to obtain the consents and approvals contemplated by Section 6.3 of the Merger Agreement, including selling, divesting or otherwise disposing of assets to the extent necessary to obtain such consents and approvals; provided, however, that Astellas and its Subsidiaries shall not be required to sell, divest or otherwise dispose of (A) any assets of Astellas or any of its Subsidiaries to the extent that the sale, divestiture or other disposition of such assets would be materially adverse to Astellas and its Subsidiaries, taken as a whole (assuming for this purpose, that the Merger has already been consummated) or (B) any material rights relating to the Commercial Product.

Directors’ and Officers’ Insurance. The Company shall obtain, on or prior to the Acceptance Time, a six year-“tail” prepaid policy on terms and conditions no less advantageous to the Indemnified Parties, or any other person entitled to the benefit of indemnification under the Merger Agreement as applicable, than the existing directors’ and officers’ liability insurance and fiduciary insurance maintained by the Company, covering, without limitation, claims arising from facts or events that occurred on or before the Effective Time, including the transactions contemplated by the Merger Agreement; provided, that, the cost of such six year-“tail” prepaid policy shall not exceed 300% of the current annual premiums paid by the Company for its existing directors’ and officers’ liability insurance. Astellas shall cause the Surviving Corporation after the Effective Time, to maintain such policy in full force and effect, for its full term, and to continue to honor its respective obligations thereunder. From and after the Acceptance Time, neither Astellas, the Surviving Corporation nor the Company shall take any action that would prejudice the rights of, or otherwise impede recovery by, the beneficiaries of any insurance policy contemplated by the indemnification provisions of the Merger Agreement, whether in respect of claims arising before or after the Effective Time.

Conditions to the Merger. Under the Merger Agreement, the respective obligations of each party to effect the Merger are subject to the satisfaction or waiver, on or prior to the Effective Time of the Merger, of the following conditions:

(a) the Merger has been approved and adopted by the affirmative vote of the holders of a majority of the outstanding Shares (“Stockholder Approval”), to the extent required by applicable Law;

(b) no temporary restraining order, preliminary or permanent injunction or other judgment or order issued by a court of competent jurisdiction or other Governmental Entity of competent jurisdiction shall be in effect making the Merger illegal or otherwise prohibiting consummation of the Merger; and

(c) Purchaser (or Astellas or Holding on Purchaser’s behalf) has accepted for payment and paid for the Shares validly tendered pursuant to the Offer and not properly withdrawn.

Termination of the Merger Agreement. The Merger Agreement provides that it may be terminated and the Offer and the Merger may be abandoned by action taken by the board of directors of the terminating party whether before or after receipt of Stockholder Approval:

(a) by mutual written consent of Astellas and the Company at any time prior to the Effective Time;

(b) by either Astellas or the Company:

(i) if a court of competent jurisdiction or other Governmental Entity having authority over Astellas, Purchaser, the Company or any of its Subsidiaries shall have issued a final and nonappealable Restraint having the effect of permanently restraining, enjoining or otherwise prohibiting the Offer or the Merger, provided, however, that the party to the Merger Agreement seeking to terminate the Merger Agreement shall have used reasonable best efforts to prevent the entry of and to remove such Restraint;

(ii) if the Acceptance Time shall not have occurred on or prior to 120 days after May 16, 2010 (the “Outside Date”); provided, however, that a party shall not be permitted to terminate the Merger Agreement if the failure of the Acceptance Time to occur on or prior to the Outside Date is primarily due to the failure of such party (or a Subsidiary of such party) to fulfill any of its obligations under the Merger Agreement;

(iii) if the Offer (as it may have been extended) expires as result of the non-satisfaction of any Offer Condition or is terminated or withdrawn pursuant to its terms in accordance with the Merger Agreement without any Shares being purchased thereunder; provided, however, that the right to terminate the Merger Agreement shall not be available to any party if the expiration or the termination or withdrawal of the Offer pursuant to its terms without any Shares being purchased thereunder is primarily due to the failure of such party (or a Subsidiary of such party) to fulfill any of its obligations under the Merger Agreement;

(c) by the Company, if:

(i) Astellas, Holding or Purchaser shall have breached or failed to perform, in any material respect, any of its representations, warranties, covenants or agreements set forth in the Merger Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in the Merger Agreement that has not been waived by Astellas and (B) is incapable of being cured (or is not cured) by Astellas within thirty (30) calendar days following receipt of written notice of such breach or failure to perform from the Company, provided, however, that the failure of any such condition to be capable of satisfaction is not the result of a material breach of the Merger Agreement by the Company;

(ii) Astellas or Purchaser, in violation of the terms of the Merger Agreement, fails to (A) amend the Offer as provided in the Merger Agreement by May 21, 2010 or (B) promptly purchase validly tendered Shares pursuant to the Offer; or

(iii) If at any time prior to the Acceptance Time, the Company Board concludes in good faith (after consultation with its legal and financial advisors) that an Alternative Transaction Proposal that did not result from a breach of the Merger Agreement constitutes a Superior Proposal, except that the Company may not terminate the Merger Agreement unless and until (A) the Company shall have given Astellas and Purchaser prompt written notice advising them (x) of the decision of the Company Board to terminate the Merger Agreement and (y) the material terms and conditions of the Alternative Transaction Proposal, (B) the Company shall have given Astellas and Purchaser two (2) Business Days after delivery of each such notice to propose revisions to the terms of the Merger Agreement (or make another proposal) and if Astellas and Purchaser propose to revise the terms of the Merger Agreement, the Company shall have negotiated in good faith with Astellas and Purchaser with respect to such proposed revisions or other proposal, (C) the Company Board has concluded in good faith, after consultation with its outside legal counsel, that (x) the failure to accept such Alternative Transaction Proposal would be inconsistent with its fiduciary obligations under applicable law and (y) after considering the results of such negotiations and giving effect to the proposals made by Astellas and Purchaser, if any, such Alternative Transaction Proposal constitutes a Superior Proposal, (D) contemporaneously with such termination, the Company enters into a definitive acquisition, merger or similar agreement upon the terms and conditions described in the notice delivered pursuant to clause (i)(y) above to effect the Superior Proposal and (E) the Company has paid to Astellas the amount specified and within the time period specified in accordance with the Merger Agreement.

(d) by Astellas if:

(i) (A) since the date of the Merger Agreement and prior to the Acceptance Time, a Company Material Adverse Effect shall have occurred and, if such Company Material Adverse Effect is reasonably capable of being cured, such Company Material Adverse Effect shall not have been cured within thirty (30) calendar days following written notice thereof by the Astellas or (B) the Company shall have breached or failed to perform, in any material respect, any of its representations, warranties, covenants or agreements set forth in the Merger Agreement, which breach or failure to perform (x) would give rise to the failure of a condition set forth in the Merger Agreement and (y) is incapable of being cured (or is not cured) by the Company within thirty (30) calendar days following receipt of written notice of such breach or failure to perform from Astellas or Purchaser, provided, however, that the failure of any such condition to be capable of satisfaction is not the result of a material breach of the Merger Agreement by Astellas or Purchaser; or

(ii) at any time prior to the Acceptance Time, the Company Board (A) effects a Change of Recommendation, or (B) publicly approves or recommends any Alternative Transaction Proposal.

Termination Fees. In the event that (x) the Company terminates the Merger Agreement pursuant to Section 8.1(c )(iii) of the Merger Agreement (relating to a Superior Proposal), (y) (A) prior to the Acceptance Time and after the date hereof, any person shall have made an Alternative Transaction Proposal, which proposal has not been withdrawn and thereafter the Merger Agreement is terminated by any party pursuant to either (1) Section 8.1(b)(ii) (relating to the Outside Date) or (2) Section 8.1(b)(iii) of the Merger Agreement due to a failure of the Minimum Condition or of the condition specified in Item 7 of Annex I to the Merger Agreement to be satisfied prior to the Outside Date, and (B) within nine (9) months after such termination of the Merger Agreement, an Alternative Transaction Proposal shall have been consummated or any definitive agreement with respect to an Alternative Transaction Proposal shall have been entered into, or (z) the Merger Agreement is terminated by Astellas pursuant to Section 8.1(d)(ii) (relating among other things to a Change of Recommendation) of the Merger Agreement, then the Company shall pay Astellas a fee, in immediately available funds, in the amount of one hundred twenty-five million dollars ($125,000,000) (the “Termination Fee”) immediately prior to and as a condition of such termination, in the case of a termination described in clauses (x) above, or upon the consummation of or entering into a definitive agreement with respect to any transaction referenced in clause (y)(B) above, in the event of a termination described in clause (y)(A) above or within two (2) Business Days in the event of a termination described in clause (z) above. For the purposes of the foregoing, the term “Alternative Transaction Proposal” shall have the meaning assigned to such term above except that the references to “17.5%” in the definition of “Alternative Transaction Proposal” above shall be deemed to be references to “50%.” In no event shall the Company be required to pay the Termination Fee on more than one occasion. The Company acknowledges that the agreements contained in Section 8.3 of the Merger Agreement relating to the Termination Fee are an integral part of the Transactions and that, without these agreements, Astellas, Holding and Purchaser would not enter into the Merger Agreement. Astellas, Holding and Purchaser each agree and acknowledge that notwithstanding anything in the Merger Agreement to the contrary, in the event that any Termination Fee is paid to Astellas, Holding or Purchaser in accordance with Section 8.3 of the Merger Agreement, the payment of such Termination Fee shall be the sole and exclusive remedy of such parties, its Subsidiaries, shareholders, Affiliates, officers, directors, employees and Representatives against the Company or any of its Representatives or Affiliates for, and upon such payment of the Termination Fee, Astellas, Holding or Purchaser or any other such person shall not have the right to seek to recover any other money damages or seek any other remedy based on a claim in law or equity with respect to, (1) any loss suffered, directly or indirectly, as a result of the failure of the Offer or the Merger to be consummated, (2) the termination of the Merger Agreement, (3) any liabilities or obligations arising under the Merger Agreement, or (4) any claims or actions arising out of or relating to any breach, termination or failure of or under the Merger Agreement, and upon payment of any Termination Fee in accordance with Section 8.3 of the Merger Agreement, neither the Company, nor any Representative or Affiliate of the Company shall have any further liability or obligation to the other parties relating to or arising out of the Merger Agreement or the transactions contemplated thereby.

9. Conditions of the Offer.

The discussion set forth in Section 14 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

Notwithstanding any other provisions of the Offer and in addition to Purchaser’s rights to extend, amend or terminate the Offer in accordance with the provisions of the Merger Agreement and applicable law, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC including Rule 14e-1(c) promulgated under the Exchange Act, pay for any validly tendered Shares and may delay the acceptance for payment of or, subject to the restrictions referred to above, the payment for, any validly tendered Shares, if (a) the Minimum Condition shall not have been satisfied at the Acceptance Time or (b) any of the following conditions exist or has occurred and is continuing at the Acceptance Time:

(i) there shall be pending any suit, action or proceeding by any Governmental Entity of competent jurisdiction against Astellas, Holding, Purchaser, the Company or any Company Subsidiary challenging the acquisition by Astellas or Purchaser of any Shares pursuant to the Offer, seeking to make illegal, restrain or prohibit the making or consummation of the Offer or the Merger or which otherwise would reasonably be expected to result in a Company Material Adverse Effect or would materially adversely affect or diminish the benefits Astellas would receive relating to the Commercial Product upon consummation of the transactions contemplated by the Merger Agreement;

(ii) there shall be any statute, rule, regulation or order enacted, entered, enforced, promulgated or which is deemed applicable pursuant to an authoritative interpretation by or on behalf of a Government Entity of competent jurisdiction to the Offer, the Merger or any other transaction contemplated by the Merger Agreement, or any other action shall be taken by any Governmental Entity that (A) is, in the reasonable judgment of Astellas and Purchaser, reasonably expected to result, directly or indirectly, in any of the consequences referred to in paragraph (i) above, or (B) has the effect of making the Offer, the Merger or any other transaction contemplated by the Merger Agreement illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Offer, the Merger or any other transaction on the terms contemplated by the Merger Agreement;

(iii) (A) any representation or warranty of the Company contained in the second, sixth (but only as to the aggregate number of Shares issuable pursuant to the plans and arrangements referred to) and seventh sentences of the capital structure representation (Section 4.1(b)) of the Merger Agreement shall not be true and correct in all but de minimis respects at any time from and after the date of the Merger Agreement (except for any such representation or warranty made as of a specified date, which shall not be true and correct in all but de minimis respects as of such date), (B) any of the representations and warranties of the Company regarding voting requirements, anti-takeover statutes or the Rights Agreement in the Merger Agreement shall not be true and correct in all material respects at any time from and after the date of the Merger Agreement, or (C) any other representation or warranty of the Company contained in the Merger Agreement (without giving effect to any references to any Company Material Adverse Effect or materiality qualifications and other qualifications based upon the concept of materiality or similar phrases contained therein) shall fail to be true and correct in any respect as of the date of the Merger Agreement or as of the Acceptance Time with the same force and effect as if made on and as of such date, except for representations and warranties that relate to a specific date or time (which need only be true and correct as of such date or time), except where such failure to be true or correct, individually or in the aggregate, had not had and would not reasonably be expected to have a Company Material Adverse Effect;

(iv) the Company shall have breached or failed, in any material respect, to perform or to comply with any material agreement or covenant to be performed or complied with by it under the Merger Agreement that is required to be performed prior to such date and such breach or failure shall not have been cured;

(v) since the date of the Merger Agreement, any fact(s), circumstance(s), event(s), change(s), effect(s) or occurrence(s) shall have occurred, which has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(vi) Purchaser shall have failed to receive a certificate of the Company, executed by the Chief Executive Officer and the Chief Financial Officer of the Company, dated as of the Acceptance Time, to the effect that the conditions set forth in paragraphs (iii) and (iv) above have not occurred;

(vii) the Company shall have directly or indirectly sold, licensed or otherwise transferred or encumbered in whole or in part (or shall have agreed directly or indirectly to sell, license or otherwise transfer or encumber in whole or in part) any rights or assets relating to or in connection with the

Commercial Product, other than (x) sales of inventory of the Commercial Product in the ordinary course consistent with past practice or (y) as provided in, and only to the extent, if any, required by, agreements to which the Company is a party and which have been filed by the Company with the SEC on or prior to February 26, 2010; or

(viii) the Merger Agreement shall have been terminated in accordance with its terms.

With respect to the Minimum Condition and based on the Company’s representations in the Merger Agreement, Astellas believes there are 73,769,362 shares of Common Stock outstanding on a fully-diluted basis, including the 1,000 shares of Common Stock owned by Astellas. Such number of shares consists of (a) 61,201,595 shares of Common Stock issued and outstanding as of April 30, 2010, (b) all options outstanding as of April 30, 2010 with respect to 5,681,575 shares of the Company’s Common Stock, (c) 3,920,201 shares of Common Stock issuable upon the conversion of the $115 million outstanding face amount of the Company’s 2025 Notes, and (d) 2,965,991 shares of Common Stock issuable on conversion of the $160 million outstanding face amount of the Company’s 2038 Notes.

Astellas currently beneficially owns 1,000 Shares, which were acquired by purchases in the public markets on February 18, 2010. Such Shares are held beneficially by Holding. Accordingly, and subject to the foregoing, if 73,769,362 Shares are outstanding on a fully-diluted basis (inclusive of the Shares beneficially owned by Astellas) and if 36,883,682 Shares were tendered and not withdrawn prior to the Expiration Date, the Minimum Condition would be satisfied.

The foregoing conditions (including those set forth in clauses (a) and (b) of the initial paragraph of this Section 9) are for the benefit of Astellas, Holding and Purchaser and may be asserted by Astellas, Holding or Purchaser in their reasonable discretion and may be waived by Astellas, Holding or Purchaser, in their reasonable discretion, in whole or in part at any time and from time to time, in each case subject to the terms of the Merger Agreement. The foregoing conditions shall be in addition to, and not a limitation of, the rights of Astellas, Holding and Purchaser to extend, terminate, amend and/or modify the Offer pursuant to the terms and conditions of the Merger Agreement. The failure by Astellas, Holding or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

10. Certain Legal Matters; Regulatory Approvals.

The discussion under the caption “Antitrust” in Section 15 of the Offer to Purchase is amended and supplemented as follows:

The applicable waiting period under the HSR Act expired at 11:59 p.m., Eastern Daylight Time, on March 18, 2010. The Merger Agreement states that to the parties’ knowledge, no filings or any other required submissions are required under the European Community Merger Regulation or any other antitrust, competition or similar laws of any foreign jurisdiction.

The discussion under the caption “Litigation” in Section 15 of the Offer to Purchase is amended and supplemented as follows:

The Merger Agreement provides that the Company and Holding will promptly enter into stipulations staying all litigation currently pending between them or their respective affiliates or commenced by or on behalf of any of them in connection with the Offer and the parties shall cause such stipulations to be filed promptly after the date of the Merger Agreement. Each of the parties shall also promptly following the Control Date, enter into and file stipulations dismissing with prejudice all such litigation and releasing all claims against the other parties hereto (and their Affiliates and Representatives) based on any action or omission that occurred prior to the date of such stipulations as of the date such stipulations are filed. In addition, promptly following the Control Date, Holding shall withdraw its proposal of a slate of nominees to stand for election as directors of the Company contained in a letter dated March 19, 2010. Notwithstanding the foregoing, if the Merger Agreement is terminated in accordance with Article VIII thereof, after such termination nothing in the Merger Agreement shall prevent either party (or its Affiliates or Representatives) from pursuing any such litigation or any other litigation against the other party or its Affiliates or Representatives or from making any proposal at any meeting of Company stockholders.

11. Miscellaneous.

The Offer is being made solely by the Offer to Purchase, this Supplement and the accompanying Amended and Restated Letter of Transmittal and is being made to holders of Shares. Purchaser is not aware of any jurisdiction where the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If Purchaser becomes aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with applicable law, Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, Purchaser cannot comply with any such law, the Offer will not be made to the holders of Shares in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by the Dealer Manager or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF PURCHASER OR ASTELLAS NOT CONTAINED IN THE OFFER TO PURCHASE, THIS SUPPLEMENT OR IN THE AMENDED AND RESTATED LETTER OF TRANSMITTAL, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

Pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, Astellas has filed with the SEC the Schedule TO, together with exhibits, furnishing certain additional information with respect to the Offer. The Schedule TO and any amendments thereto, including exhibits, may be inspected at, and copies may be obtained from, the same places and in the same manner as set forth in Section 8 of the Offer to Purchase.

RUBY ACQUISITION, INC.

May 19, 2010

The Depositary for the Offer is:

Computershare Trust Company, N.A.

By Registered or Certified Mail to:

Computershare Trust Company, N.A.

Attn: Corporate Actions Voluntary Offer

P.O. Box 43011

Providence, Rhode Island 02940-3011

By Overnight Courier to:

Computershare Trust Company, N.A.

Attn: Corporate Actions Voluntary Offer

250 Royall Street, Suite V

Canton, Massachusetts 02021

By Facsimile for Eligible Institutions Only: (617) 360-6810

To Confirm Receipt of Facsimile for Eligible Institutions Only: (781) 575-2332

If you have questions or need additional copies of this Offer to Purchase and the Amended and Restated Letter of Transmittal, you can call the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

Georgeson Inc.

199 Water Street, 26th Floor

New York, New York 10038

Banks and Brokers Call: (212) 440-9800

All Others Please Call Toll-Free: (800) 213-0473

The Dealer Manager for the Offer is:

388 Greenwich Street

New York, New York 10013

Call Toll Free: (877) 633-6351